February 3, 2012

Ms. Anne Nguyen Parker
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:          Barnwell Industries, Inc.
Form 10-K for Fiscal Year ended September 30, 2011
Filed December 13, 2011
File No. 001-05103

Dear Ms. Parker,

This letter serves as the response of Barnwell Industries, Inc. (“Barnwell” or the “Company”) to the comment letter, dated January 30, 2012, of the staff (the “Staff”) of the Securities and Exchange Commission relating to the above-referenced Form 10-K.

Set forth below are the Staff’s numbered comments and the Company’s responses thereto.

Form 10-K

Exhibit 99.1

Staff Comment:

1.
Item 1202(a)(8)(v) of Regulation S-K requires a discussion of primary economic assumptions utilized in the report.  As such, please quantify the 12-month average oil price and gas price, as adjusted, used in making the reserves estimation.

Company Response:

Pursuant to a telephone conversation between you and our counsel, Christopher Doyle of Stroock & Stroock & Lavan LLP, the Company understands that the Staff interprets Item 1202(a)(8)(v) of Regulation S-K as requiring disclosure in the report itself of the actual 12-month average prices used in making the reserve estimations.  As Mr. Doyle noted during that conversation, the Company made disclosure of such prices in the Form 10-K itself (on pages 7 and 97).

The Company confirms that in all of its future filings that may require such a report to be filed as an exhibit, including all future filings on Form 10-K, such report will include the actual 12-month average prices used in making the reserve estimations.  The Company respectfully requests that it not be required to amend its Form 10-K for the year ended September 30, 2011 to file an amended report as Exhibit 99.1.

In connection with the above, Barnwell Industries, Inc. hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If, after review hereof, you should have additional questions or should need any additional information, please contact the undersigned at (808) 531-8400.

Very truly yours,

/s/ Russell M. Gifford
Russell M. Gifford
Executive Vice President,
Chief Financial Officer,
Treasurer and Secretary

cc:           Christopher J. Doyle, Stroock & Stroock & Lavan LLP
Nelson K. Lau, KPMG LLP